16005116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
OCT 31 2016
Washington, DC 20549

No Act
PE 10/14/16

November 3, 2016

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public
Availability: 11-3-16

Re: Whole Foods Market, Inc.
Incoming letter dated October 14, 2016

Dear Mr. Dunn:

This is in response to your letter dated October 14, 2016 concerning the shareholder proposal submitted to Whole Foods Market by James McRitchie. We also have received letters from James McRitchie and John Chevedden dated October 20, 2016 and October 25, 2016, respectively. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Received SEC
NOV 03 2016
Washington, DC 20549

November 3, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Whole Foods Market, Inc.
Incoming letter dated October 14, 2016

The proposal asks the board to amend certain provisions of the company's proxy access bylaw in the manner specified in the proposal.

We are unable to concur in your view that Whole Foods Market may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Whole Foods Market may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Whole Foods Market may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that Whole Foods Market's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that Whole Foods Market may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

October 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Whole Foods Market, Inc. (WFM)
Proxy Access Amendment
James McRitchie

Ladies and Gentlemen:

This is in regard to the October 14, 2016 no-action request.

In their request for a no-action letter, the Company continuously takes the Proposal's "single well-defined unified concept" or objective out of context several times leaving out a key portion of the Proposal's essential objective. While the Company insists it has met the objective of providing proxy access, it has done nothing to implement the suggested amendments, which are designed to "better facilitate meaningful proxy access by **more** shareholders." (emphasis added)

If the Company changes their bylaws to allow shareholders to nominate 25% of the Board, instead of 20%, **more** shareholders are likely to consider filing for proxy access. If the Company's bylaws removed the cap on shareholders that can aggregate to meet the required ownership percentage, **more** shareholders would likely consider such action. If shareholder nominees were not disqualified from running again for two years if they do not get 25% of the vote, **more** shareholders would likely consider using proxy access provisions. The emphasis in both the Resolved and Supporting statements is to amend the bylaws to facilitate their use by **more** shareholders.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Albert Percival <Albert.Percival@wholefoods.com>

Corporate Governance

CorpGov.net: improving accountability through democratic corporate governance since 1995

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

October 20, 2016

Re: Whole Foods Market, Inc.
Shareholder Proposal submitted by James McRitchie
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the October 14, 2016, letter, submitted to the Securities and Exchange Commission (SEC) on behalf of Whole Foods Market, Inc. ("WFM" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) Background

Companies seeking to establish the availability of subsection (i)(10) have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

Where the shareholder specifies a range of percentages (10% to 25%), Staff has

[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise, the Staff has found substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

Proxy Access Background

The right to pursue proxy access at any given company was uncontroversial before 1990. In 1980, Unicare Services included a proposal to allow any three shareowners to nominate and place candidates on the proxy. Shareowners at Mobil proposed a "reasonable number," while those at Union Oil proposed a threshold of "500 or more shareholders" to place nominees on corporate proxies. One company argued that placing a minimum threshold on access would discriminate "in favor of large stockholders and to the detriment of small stockholders," violating equal treatment principles.

Early attempts to win proxy access through shareowner resolutions met with the same fate as most resolutions in those days – they failed. However, the tides of change turned. A 1987 proposal by Lewis Gilbert to allow shareowners to ratify the choice of auditors won a majority vote at Chock Full of O'Nuts Corporation and in 1988, Richard Foley's proposal to redeem a poison pill won a majority vote at the Santa Fe Southern Pacific Corporation.

However, in 1990, without public discussion or a rule change, the Staff began issuing a series of no-action letters on proxy access proposals. The SEC's about-face may have been prompted by powerful boards and CEOs who feared that "private ordering," through shareowner proposals, was about to begin in earnest.
That about-face was temporarily halted with the decision in AFSCME v AIG (2006). The court found the prohibition on shareowner elections contained in Rule 14a-8 applied only to proposals "used to oppose solicitations dealing with an identified board seat in an upcoming election" (also known as contested elections).

---

[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that a single 10% shareholder or a group of shareholders holding 25% could call special meetings. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).
[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors l0%"); 3M Co. (Feb. 27, 2008) (same).

The more recent about-face by Staff on what constitutes substantial implementation for purposes of Rule 14a-8(i)(10) is similar to the reversal in 1990, which denied proxy access proposals altogether. Before February 12' Staff concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent. However, Staff did not concur that substantial implementation could be accomplished with provisions that directly conflict with those included in the shareholder proposal.

Since the batch of SEC no-action letters issued on February 12 contain no explanation of why SEC Staff suddenly decided to reverse its long-standing interpretation, we can only speculate as to the reasons. However, many of those seeking the no-action letters granted beginning February 12th argued that since their company had adopted proxy access bylaws similar to proxy access bylaws adopted by most other companies, the shareholder's "essential purpose" had been achieved and substantial implementation had occurred. Unfortunately, proponents may share some of the blame for not putting up more substantive arguments.

As the person who drafted the specific terms of the template used in each of the proposals where Staff granted no-action letters on February 12, I assure you, the essential purpose was not to obtain watered-down versions of proxy access. An earlier proxy access proposal template was revised to ensure the forms of proxy access obtained would more closely align with the essential elements defined by the SEC's vacated Rule 14a-11 and best practices as outlined by the Council of Institutional Investors (CII), whose members hold more than $3 trillion in assets, (Proxy Access: Best Practices, August 2015).

Shareholders want proxy access bylaws that can actually be *implemented*, not just sham bylaws that provide for proxy access in name only. This was readily apparent with the howls of protest that came when Staff granted *Whole Foods Market, Inc.* a no-action letter under subdivision (i)(9). Their proxy access was limited to 1 director nominee by 1 shareholder, holding at least 5% (originally 9%) of common stock in the company for 5 years (December 1, 2014).

Shareholders recognized they, in all likelihood, would never meet such conditions. Companies that had previously acknowledged the importance of granting proxy access, grabbed on to the sham proxy access bylaw idea used by Whole Foods and rapidly began submitting similar, but less obvious, counter-proposals that would reduce the likelihood of their use. That tidal wave led to the protest, the review, and subsequent Staff Legal Bulletin 14H (CF).

2016 No-Action Decisions

SEC Staff has been making a distinction between substantial implementation as applied to initial bylaws and those seeking amendments to adopted bylaws. No-action letters issued by Staff have consistently denied the exclusion of proposals to amend the terms of previously adopted bylaws, since these proposals deal with conditions not included in the language of existing bylaws, which may have substantially implemented a previous proxy access proposal. While it can be argued that if a company adopts 90% of what is requested in a shareholder proposal, the proposal has been substantially implemented, in these cases involving proposed amendments, companies argued they had substantially implemented proposals while making no changes at all to their bylaws on proxy access. See H&R Block (July 21, 2016) and most recently Microsoft (September 27, 2016).

WFM's Rule 14a-8(i)(10) Objections

The Company's letter focuses primarily on no-action letters granted to companies that adopted proxy access bylaws in direct response to shareholder proposals seeking to initiate that process. Their legal counsel appears to argue that once a company has adopted proxy access it should be free to exclude any proposal addressing the same topic in the future if the initial proposal was substantially implemented, regardless of the terms sought in future proposals. However, they cite no prior no-action letters on proxy access granted on such basis.

The circumstances and arguments of WFM are very similar to those of H&R Block and Microsoft, which were denied no-action relief as cited above.

The Company provides no substantive evidence that limiting the number of "Shareholder Nominees" eligible to appear in proxy materials to the greater of 1 or the "Specified Percentage" of 20% (instead of the requested 25% or 2, whichever is greater) meets the essential purpose of the Proposal, which is to eliminate troublesome provisions that impair the ability of shareholders to utilize proxy access rights.

The Company provides no substantive evidence that a standard limiting the number of stockholders that can aggregate their shares to 20, rather than to an unlimited number as requested, meets the essential purpose of the Proposal, which is to eliminate troublesome bylaw provisions that impair the ability of shareholders to utilize proxy access rights. As indicated in the proposal, under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individual and institutional investors in meeting the "Required Ownership Percentage" of 3%. WFM's current bylaws provide the appearance of granting proxy access but little in the way of substance. Just as $20 is not the same as an unlimited number of dollars, WFM's limitation on the number of shareholder participants in a nominating group to twenty can in no way be interpreted as substantial implementation of the change requested in the Proposal.

The Company provides no substantive evidence that a standard limiting the re-nomination of "Shareholder Nominees" who fail to receive a specified percentage of votes received in any election in any way meets the requested elimination of such requirements or eliminates troublesome bylaw provisions that impair the ability of shareholders to utilize proxy access rights. Just as it can take several years for a proxy proposal to gain traction, so it may take several years for specific candidates.

Staff cannot issue a no-action letter under Rule 14a-8(i)(10) where a company freely admits it has taken no steps to substantially implement the proposal.

The Company has not met the burden of proof required by Rule 14a-8(g).

WFM's Rule 14a-8(c) Objections

With regard to Rule 14a-8(c), although the Company cites several no-action letters granted to other companies where arguments were made that shareholder submissions constituted more than one proposal, none involved a case like this where a proponent sought amendments to a single section of a company's existing bylaws.

As can be seen in both the Company's comparison tables within their letter and the Company's Exhibit B, each one of my suggested amendments address issues concerning the workability of Section 15, *Proxy Access for Director Nominations* of the existing bylaws of the Company. Apparently, the Company sees each issue falling within the single well-defined unifying concept of proxy access because the Board chose to address the same issue in Section 15.

To take the specific example, the Company seems to find most egregious, their attorney argue that,

> Thus, unlike the other parts of the Proposal, the action requested under Paragraph 3:
>
> • does not relate to the rights of stockholders; instead, it seeks to directly affect the manner in which the Board may establish criteria to be used to identify qualified candidates for the Board;
>
> • does not affect provisions in the Company's governing documents that deal with the nomination of or solicitation of votes for directors; instead, it addresses the Board's authority to exercise its responsibilities under the governance documents; and
>
> • would operate independently of the proxy access provisions in the rest of the Submission, in that it would limit the Company's ability to choose the criteria to identify qualified nominees regardless of any use of a proxy access right by stockholders.
>
> Paragraph 3 is separate and distinct from the rest of the Submission because it is not essential to implementing a proxy access procedure that would 'ensure meaningful proxy access is eligible to more shareholders.' Instead, Paragraph 3 addresses a much broader topic (i.e., the Board's ability to set qualification for Board membership).

However, just as it may take several years for a proxy proposal to win a substantial number of votes, so it may also take a candidate several nominations cycles to win substantial votes. The Company's provision that candidates must receive at least 25% of the vote serves to discourage shareholders from attempting to use the proxy access provisions in the first place, given the burden this provision creates.

The Company argues paragraph three, regarding renomination thresholds, is an issue "separate and distinct" but it is obviously not. The Company's Board chose to address the issue along with other proxy access provisions when adopting its existing bylaws entitled "*Proxy Access for Director Nominations*." The issue of renomination requirements is not "separate and distinct" but is included along with other provisions of the unifying concept of proxy access within Section 15 of the Company's bylaws.

The Company has failed to demonstrate my proposal is in anyway in violation of the provisions of Rule 14a-8(c) and provides ample evidence that the Company's board agrees each of the elements addressed a part of a unifying concept they have aptly labeled *Proxy Access for Director Nominations.* Therefore, Staff must reject the request for a no-action letter.

Conclusion

There is a huge difference between a group of twenty, which research by the Council of Institutional investors concludes cannot be reached by its members at most companies, and an unlimited group. Bylaws with the proposed amendments could actually be implemented, while implementing the current provisions would be nearly impossible. WFM's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy.

The no-action letters cited in the Company letter reference proposals seeking initial adoption of proxy access bylaws. In contrast, the 2016 Proposal seeks revisions to existing proxy access bylaws similar to the no-action letters denied H&R Block and Microsoft.

Reasonable people can differ as to what constitutes substantial implementation of proxy access, since proponents only have 500 words to describe what they want in bylaws that can easily run ten to twenty pages. However, once bylaws have been adopted, shareholders must be able to recommend substantive changes. The 2016 Proposal recommends changes in three substantive areas with the purpose of ensuring meaningful proxy access is available to more shareholders. Adopting the suggested changes would bring the Company's bylaws into closer alignment with best practices specified by the Council of Institutional Investors. Bylaws that specify more burdensome requirements than those requested in the Proposal cannot be said to "substantially" implement the proposal.

Based on the facts, as stated above, WFM has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that WFM may exclude the Proposal under Rule 14a-8(i)(10) or 14a-8(c).

Sincerely,

J. McRitchie

James McRitchie
Shareholder Advocate

cc: Roberta Lang, Martian Dunn
John Chevedden

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

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Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

October 14, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Whole Foods Market, Inc.
Shareholder Submission of James McRitchie

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Whole Foods Market, Inc., a Texas corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder submission (the "***Submission***") and supporting statement (the "***Supporting Statement***") submitted by John Chevedden on behalf of James McRitchie (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Submission and Supporting Statement, the Proponent's cover letter submitting the Submission, and other correspondence relating to the Submission are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to the Proponent's representative, via email at FISMA & OMB Memorandum M-07-16 ***

I. PROCEDURAL HISTORY OF THE SUBMISSION

On June 26, 2015, Company's Board of Directors (the "***Board***") adopted amendments to its Amended and Restated Bylaws (the "***Bylaws***") to include Section 15 of Article II, *Proxy Access for Director Nominations* (the "***Proxy Access Bylaw***"). The Company included the Bylaws containing the Proxy Access Bylaw as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 29, 2015. *See* Exhibit B.

On September 12, 2016, the Company received a letter from the Proponent containing the Submission for inclusion in the Company's 2017 Proxy Materials. The Submission reads as follows:

> RESOLVED: Shareholders of Whole Foods Market, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include *essential elements for substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:
>
> 1. *The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Shareholder Nominees to 20% of directors. Under the current 11-member board, this change would have no immediate impact but could ensure shareholders a meaningful proportion of representation if the number of directors changes.
>
> 2. *No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% "Required Ownership Percentage" for an "Eligible Shareholder."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individuals and institutional investors in meeting the "Required Ownership Percentage" of 3%.

3. *No limitation shall be imposed on the re-nomination of "Shareholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in June 2016, it contains troublesome provisions, as addressed above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of all the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess is eligible to more shareholders.

In a letter sent on September 26, 2016 (the "***Deficiency Notice***"), the Company notified the Proponent that the Submission violated Rule 14a-8(c) because it contained more than one proposal and that the Proponent could correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposals the Proponent would like to withdraw. *See* Exhibit C. The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. As of the date of this letter, the Proponent has not responded to the Deficiency Notice.

The Proponent and the Proponent's representative are well-known, well-seasoned users of the Rule 14a-8 process. In this regard, the Proponent and the Proponent's representative were involved in a number of the 2016 proxy access proposals regarding which the Staff issued no-action responses concurring in the omission of the proposals in reliance on Rule 14a-8(i)(10). In these no-action action responses, the Staff noted that the subject companies had substantially implemented the "essential objective" of the proposal by implementing a proxy access process, even though that implementation did not conform completely with many of the terms sought by the shareholder proposal. *See, e.g., Alaska Air Group, Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); and *Target Corp.* (Feb. 12, 2016). The Submission appears to have attempted to forestall such a determination in this instance by stating that each of the three requests constituted an "essential element[] for substantial implementation," thus indicating that every one of the three "essential elements" had to be substantially implemented individually before the Submission could be viewed as substantially implemented for purposes of Rule 14a-8(i)(10); this language, as such, indicates that there is no one "essential objective" to the Submission that could be substantially implemented for purposes of Rule 14a-8(i)(10). As there is no "essential objective" or "single well-defined unifying concept" to the Submission, the Company is of the view that the Submission contains more than one proposal and provided the Proponent with the Deficiency Notice. The Proponent did not respond to the Deficiency Notice. As discussed above, the Proponent's two positions are mutually exclusive – if there is no essential objective that can be substantially implemented for purposes of Rule 14a-8(i)(10), then there can be no "single well-defined unifying concept" that turns three proposals into one for purposes of Rule 14a-8(c). Put differently, it is logically impossible to simply say you have a single proposal and have it be so for purposes of 14a-8(c), particularly when you are clearly stating that because each of the three requests is an "essential element[]" of the Submission and, as such, there is no single "essential objective" for purposes of determining if the Submission has been "substantially implemented" for purposes of (i)(10).

II. OMISSION OF THE SUBMISSION

A. Bases for Omitting the Submission

As discussed more fully below, the Company believes it may properly omit the Submission from its 2017 Proxy Materials in reliance on:

- Rule 14a-8(c), as the Proponent has submitted more than one proposal to the Company for inclusion in the 2017 Proxy Materials; or

- Rule 14a-8(i)(10), as the Company has substantially implemented the Submission.

With regard to these alternative bases for exclusion of the Submission, the Company is of the view that, while either paragraph of Rule 14a-8 provides a reasonable basis for exclusion, the analyses underlying the application of the two paragraphs present themselves as mutually exclusive. In the Submission, the Proponent attempts to create a unique analysis of the Submission – that it is three requests unified by a single well-defined unifying concept and as such, it survives scrutiny under Rule 14-8(c), yet it has no essential objective and, instead, consists of three separate essential elements, each of which must be implemented for there to be substantial implementation, and, as such, survives scrutiny under the Staff's Rule 14a-(i)(10) analysis for proxy access proposals because there is no essential objective to implement. This presents a fundamental inconsistency that cannot be resolved. Put simply, given the language "essential elements for substantial implementation," the Submission may be omitted under either (c) or (i)(10), as it is not possible to survive both analyses. Specifically, and as discussed more completely below:

- *Rule 14a-8(c)* – "The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter."[1] The Submission demonstrates that there is no single well-defined unifying concept to the three requests, as the "Resolved" clause makes clear that there is no "essential objective" that may be "substantially implemented"; rather, that clause states that each of the three requests are "essential elements for substantial implementation." Accordingly, based on this language, each of the three requests must be "substantially implemented" individually if the Submission itself is to be considered to be "substantially implemented." This language, therefore, makes clear that there is no single unifying element and the Submission consists of three separate proposals and the Submission may be omitted in reliance on Rule 14a-8(c). Alternatively, if the Staff is of the view that, despite the Submission's language, there is a single well-defined unifying concept rather than three requests, it is the Company's view that the final two sentences of the Supporting Statement indicate that the only such possible "essential objective" of the Submission would be the implementation of a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. In this regard, the Company is further of the view that Paragraph 3 of the Submission does not relate to that "unifying concept" and, as such, the Submission may be excluded in reliance on Rule 14a-8(c).

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1 *See* the incoming no-action request in *The Goldman Sachs Group, Inc.* (Mar. 7, 2012). The Staff's response in that matter is discussed below in Section II.B.1.

- As discussed, the Company believes that the Submission should not be viewed as a single proposal; however, should the Staff disagree with the Company's view in this regard, such a position necessitates the determination that the Submission may then properly be excluded in reliance on Rule 14a-8(i)(10).

- Rule 14a-8(i)(10) – A determination that the Submission may not be excluded in reliance on Rule 14a-8(c) would necessitate the reasoning that the Submission should be viewed as three requests that comprise a single proposal because they all have one unifying concept – implementation of a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. If viewed as a single proposal, the Submission and Supporting Statement consist almost entirely of a request for a proxy access procedure that includes Proponent-specified terms relating to three topics. Despite the Submission's efforts at semantics with the intent of causing the reader to reach the conclusion that there is an "essential objective" for purposes of Rule 14a-8(c) but not for purposes of Rule 14a-8(i)(10), it is necessarily so that if there is such an "essential objective" for one purpose in Rule 14a-8, there is an "essential objective" for all purposes in Rule 14a-8. As such, the Company is of the view that it has substantially implemented the Submission for purposes of Rule 14a-8(i)(10). The Staff has addressed numerous proxy access proposals in the context of Rule 14a-8 and has consistently found that they each have an "essential objective" that may be deemed "substantially implemented" for purposes of Rule 14a-8(i)(10), even where that implementation does not match every item in the shareholder proposal. For example, in *Amazon.com, Inc.* (Mar. 3, 2016), the Staff addressed an analytically identical proposal in which the company had adopted a proxy access bylaw that included provisions that did not match many of the terms sought in the proposal.[2] The Staff concurred in the view that the proposal could be excluded in reliance on Rule 14a-8(i)(10), stating "We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective."

In summary, the Company is of the view that the Submission should be viewed as three separate proposals, as the entire Submission may not be viewed as "substantially implemented" unless each of the three "essential elements" has been "substantially implemented" individually. In this regard, the Company notes that, while the Proponent attempts to frame the Submission as a single proposal, it also includes specific language in the "Resolved" clause that negates this attempt. If, despite the language of the Submission, the Staff considers the three elements in the Submission as being bound by a single well-defined unifying concept, the Company is of the

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2 The incoming request in *Amazon.com, Inc.* described the proposal in that matter as follows: "Virtually all of the 487 words comprising the Proposal and its brief supporting statement consist of an extensive list of proxy access terms requested by the Proponent. The proxy access provisions addressed in the Proposal can be grouped into 11 topics, some of which have multiple prongs."

view that, while Paragraphs 1 and 2 of the Submission may fall within that single unifying concept of implementing a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders, Paragraph 3 does not share that unifying concept and the Submission does not comply with Rule 14a-8(c). Alternatively, if the Staff disagrees with the Company's view and finds that the Submission complies with Rule 14a-8(c) because the entire Submission comprises a single proposal, then recent Staff precedent necessitates the view that the Submission be deemed substantially implemented for purposes of Rule 14a-8(i)(10) because the Company has addressed the Submission's "essential objective" by adopting the Proxy Access Bylaw.

B. The Submission May Be Omitted in Reliance on Rule 14a-8(c) Because It Constitutes Multiple Proposals

The Company is of the view that it may omit the Submission from its 2017 Proxy Materials because the Proponent has combined different proposals into a single submission and, as such, has failed to comply with the "one proposal" requirement of Rule 14a-8(c).

1. The Submission Constitutes More Than One Proposal

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *Parker-Hannifin Corp.* (Sep. 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow shareholders to comment on and ask questions about the company's executive compensation policies and practices. The company argued that, while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, specifically noting that the third part of the proposed program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded. In *PG&E Corp.* (Mar. 11, 2010), the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding that the proponent argued the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock); *Morgan Stanley* (Feb. 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); *General Motors Corp.* (Apr. 9, 2007) (concurring in the exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions); and *Centra Software, Inc.* (Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

With regard to a proposal that was very similar to the Submission, the Staff concurred that multiple proposals exist when one part of a shareholder's submission addresses matters or actions that arise as a result of implementation of another part of the submission. Specifically, in *The Goldman Sachs Group, Inc.* (Mar. 7, 2012), the Staff concurred in the exclusion of a proposal that sought amendments to the company's governance documents to "allow shareowners to make board nominations" under the procedures set forth in the proposal. While the supporting statement framed the proposal as a "standard proxy access proposal," one element of the proposal sought to prescribe the manner in which the Company, its board, and its officers defined "change in control," which the company argued was a separate matter from the issue addressed in the Proposal's other elements – providing shareholders proxy access. The Staff agreed with the company, noting that the single "change in control" element contained a proposal that was separate from the "proxy access" proposal comprised of the remaining elements. Accordingly, the Staff stated that the "change in control" element "constitutes a separate and distinct matter from the proposal related to inclusion of shareholder nominations for director" in the company's proxy materials.

There is significant Staff precedent describing the broader application of Rule 14a-8(c). For example, in *HealthSouth Corp.* (Mar. 28, 2006), the proposal sought to amend the company's bylaws to (i) grant shareholders the power to increase the size of the board and (ii) allow shareholders to fill any director vacancies created by such an increase. The Staff concurred that the proposal constituted multiple proposals, even though the proponent claimed that the proposals were related to the single concept of giving shareholders the power to add directors of their own choosing. In *Exxon Mobil Corp.* (Mar. 19, 2002), the Staff concurred that multiple proposals were involved in a submission requesting that the election of directors include a slate of nominees larger than the number of available board seats and that the additional nominees come from individuals with experience from a variety of shareholder groups, notwithstanding the proponent's claim that the proposals related to the single concept of diversification of the board. In *Allstate Corp.* (Jan. 29, 1997), the Staff concurred that a submission constituted multiple proposals when it requested that the company adopt cumulative voting and then avoid certain actions that the proponent indicated may indirectly impair the effectiveness of cumulative voting.

As an initial matter, it is the Company's view that the language of the Submission necessitates that the three elements in the Submission be viewed as three separate proposals and not a single proposal that is unified by the concept of implementing a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. In this regard, the "Resolved" clause clearly states that the three terms are to be viewed as individual "essential elements," each of which is required for substantial implementation of the Submission. The Submission's inclusion of the self-serving and conclusory phrase "essential elements" is in no way sufficient to demonstrate that the three separate requests are joined by a single well-defined unifying concept for purposes of Rule 14a-8(c). If, as the "Resolved" clause of the Submission provides, each of the three elements must be substantially implemented individually for the Submission itself to be deemed "substantially implemented," then each of the three requests must necessarily be viewed as a separate proposal with no unifying concept that can be otherwise substantially implemented. It is the Company's view that this necessitates a determination that the Submission is not consistent with the requirements of Rule 14a-8(c).

If the Submission is to be viewed as a single proposal, each of the three topics must share a "single well-defined unifying concept." As such, it is necessary to identify that unifying concept. The Submission states what the Proponent is attempting to accomplish. Specifically, the final paragraph of the Submission states that the Submission's adoption will "remedy" issues in the Proxy Access Bylaw in order to "ensure meaningful proxy access is eligible to more shareholders." Should the Staff be of the view that this language provides a single well-defined unifying concept for the Submission, the precedent discussed above shows that the Submission should still be deemed to constitute two separate proposals. Like the proposal in *Goldman Sachs* and the proposals in the other precedent discussed above, the Submission's Paragraph 3 contains an element – seeking to prescribe how the Board identifies qualified new candidates for the Board – that is a separate matter from the proxy access concept that unifies the Submission's other paragraphs. Thus, the Submission does not constitute a single proposal under Rule 14a-8(c). While the Supporting Statement states that the Submission would "remedy" the Proxy Access Bylaw's impairments to "ensure meaningful proxy access is eligible to more shareholders," Paragraph 3 of the Submission has a broad application with limited impact upon providing shareholders with the ability to nominate director candidates and have those candidates included in the Company's proxy materials. Contrary to the assertion in the introductory language of the Submission that each of the Submission's elements relates to "allowing shareowner nominated candidates to be included in the company's proxy materials," Paragraph 3 addresses the minimum number of votes that a previous proxy access candidate must receive in order to be qualified to appear as a proxy access candidate in the following proxy statement's ballot. Thus, unlike the other parts of the Submission, the action requested under Paragraph 3:

- does not relate to the rights of shareholders; instead, it seeks to directly affect the manner in which the Board may establish criteria to be used to identify qualified candidates for the Board;

- does not affect provisions in the Company's governing documents that deal with the nomination of or solicitation of votes for directors; instead, it addresses the Board's authority to exercise its responsibilities under the governance documents; and

- would operate independently of the proxy access provisions in the rest of the Submission, in that it would limit the Company's ability to choose the criteria to identify qualified nominees regardless of any use of a proxy access right by shareholders.

Paragraph 3 is separate and distinct from the rest of the Submission because it is not essential to implementing a proxy access procedure that would "ensure meaningful proxy access is eligible to more shareholders." Instead, Paragraph 3 addresses a much broader topic (*i.e.*, the Board's ability to set qualifications for Board membership). Similar to the change in control restrictions found in *Goldman Sachs*, which the Staff concurred were distinct from a proposed proxy access right, Paragraph 3's attempt to establish a standard for Board qualification is distinct from providing shareholders with proxy access for director nominees. Merely asserting in the introductory language of the Submission that each element is part of a single program does not create a single unifying concept, as demonstrated by the introductory language in the *Goldman Sachs* proposal. Likewise, as with the *Parker-Hannafin*, *HealthSouth*, *Exxon Mobil* and *Allstate* precedent cited above, the fact that Paragraph 3 addresses a possible consequence of implementing the other elements of the Submission does not make it part of a single proposal.

The Supporting Statement states that the Proxy Access Bylaw contains provisions that prevent "meaningful proxy access" to shareholders, and adoption of the Submission would "largely remedy these issues." Further, the "Resolved" clause notes that the Submission would "facilitate meaningful proxy access" to shareholders. However, Paragraph 3 of the Submission would have the separate effect of dictating the qualifications that the Board of Directors can adopt for the purpose of establishing qualifications for board candidates. As such, Paragraph 3 of the Submission constitutes a separate proposal.

For these reasons, the Company is of the view that the entire Submission properly may be omitted from the Company's 2017 Proxy Materials under Rule 14a-8(c).

C. The Submission May Be Omitted in Reliance on Rule 14a-8(i)(10), As the Company Has Substantially Implemented the Submission

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that this exclusion in Rule 14a-8 is "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release No. 12598* (Jul. 7, 1976).

As discussed above, if the Submission is viewed as a single proposal, there must be a single well-defined unifying concept that unites the three separate requests in the Submission (*i.e.*, implementation of a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders). If the Staff determines that there is a single well-defined unifying concept, then the Proxy Access Bylaw compares favorably with and substantially implements this essential objective of the Submission. Consistent with the Staff's extensive precedent regarding the application of Rule 14a-8(i)(10) to proxy access bylaws, as discussed below, the Proxy Access Bylaw satisfies the "substantial implementation" standard in Rule 14a-8(i)(10) because it achieves the Submission's essential objective – the Proxy Access Bylaw implements a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders.

1. Prior Staff Positions Regarding the Application of Rule 14a-8(i)(10) to "Proxy Access" Proposals Show that the Company has Substantially Implemented the Submission

a. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Exchange Act Release No. 12598* (Jul. 7, 1976). In 1983, the Commission adopted an interpretation to the rule to permit the omission of proposals that had been "substantially implemented." *See Exchange Act Release No. 20091* (Aug. 16, 1983). The Commission codified this revised interpretation in *Exchange Act Release No. 40018* at n.30 (May 21, 1998) ("the ***1998 Release***").

The Staff has indicated that a company will have "substantially implemented" a proposal if the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *See Duke Energy Corp.* (Feb. 21, 2012) (concurring with the omission of a proposal requesting the formation of a board committee to review and report on actions the company could take to reduce greenhouse gas emissions as substantially implemented because the company's policies, practices and procedures, as disclosed in its Form 10-K and annual sustainability report, compare favorably with the guidelines of the proposal). As such, it is evident that Rule 14a-8(i)(10) does not require a company to implement every detail of a proposal. Further, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (Mar. 4, 1996), for example, the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied.

b. The Staff's Application of Rule 14a-8(i)(10) to "Proxy Access" Proposals

The Staff has addressed this "essential objective" analysis in a number of recent situations involving the application of Rule 14a-8(i)(10) to "proxy access" proposals that seek to have companies adopt bylaw provisions that provide certain shareholders with the right to have their director nominees included in the company's proxy materials. In each instance, the Staff has concurred in exclusion of a "proxy access" proposal in reliance on Rule 14a-8(i)(10) where the company has implemented the essential objective of implementing proxy access, even where the company's specific terms may differ to some degree from the terms sought by the proposal. For example, in *Amazon.com, Inc.* (Mar. 3, 2016), the Staff concurred in the exclusion of a proxy access proposal in which the company indicated that it had adopted a proxy access bylaw, thus achieving the essential objective of the proposal, and although the specific terms of the bylaw and the proposal differed, the proxy access bylaw "address[ed] each of the essential elements of the proposal." The Staff took the same position in letters to, for example, *Capital One Financial Corp.* (Feb. 12, 2016); *Time Warner Inc.* (Feb. 12, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); and *Target Corp.* (Feb. 12, 2016). Indeed, as noted above, several of these Staff precedents involved proposals submitted by the Proponent and/or his representative.

2. The Submission Has Been Substantially Implemented through the Company's Proxy Access Bylaw

As discussed above, if each paragraph of the Submission is not to be viewed as a separate proposal for purposes of Rule 14a-8(c), the Submission must be viewed as a proposal seeking the essential objective of implementing a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. Just as in *Amazon.com, Inc.* and the other Staff precedent noted above, the Company's Proxy Access Bylaw achieves this "essential objective" of the Submission.

As an initial matter, the Submission does not object to the fundamental terms of the Proxy Access Bylaw – the implementation of a proxy access procedure for a shareholder or group of shareholders that has held 3% of the Company's common stock for a minimum of three years. The procedural requirements of the Proxy Access Bylaw to which the Proponent objects were included by the Board to assist in its implementation of proxy access for eligible shareholders. Far from failing to "ensure meaningful proxy access" is available to the Company's shareholders, as the Proponent argues, the procedural requirements are composed of certain safeguards to ensure that the Proxy Access Bylaw is made available to eligible shareholders, allows for an orderly process for the Company and its shareholders to effectively ascertain the qualifications of any nominating shareholder or group of shareholders, and permits the Board to meet its fiduciary responsibilities confirming the eligibility of each director candidate. Further, these procedural requirements are common among other public companies that have implemented a proxy access procedure.

The following discussion demonstrates how the Proxy Access Bylaw compares favorably with the list of terms in the Submission.

Number of Nominees	
The Submission: The Submission states that "[t]he number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater."	**Bylaws:** Section 15(c) states that "The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be required to be included in the Corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (i) one and (ii) the Specified Percentage of the number of directors in office . . . rounded down to the closest whole number below the Specified Percentage if such amount is not a whole number . . . ." Section 15(d)(v) states that "the "Specified Percentage" is 20% . . . ."

This Proxy Access Bylaw provision is consistent with the essential objective of implementing a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. The provision operates solely to limit the number of proxy access candidates that may appear on the Company's ballot. The provision does not disqualify any shareholder or members of a nominating group from using proxy access and, in addition, does not interfere with state law nomination rights and does not introduce complexity to the nominating process. Given that the Company's provision would operate only after proxy access had been utilized, this aspect of the Submission addresses the type of collateral issue that the "substantial implementation" standard under Rule 14a-8(i)(10) is intended to avoid.

This type of provision was specifically addressed in numerous proxy access proposal no-action requests that have already been considered, and favorably decided, by the Staff. Notably, in *Newell Rubbermaid Inc.* (Mar. 9, 2016), the Staff considered a request under Rule 14a-8(i)(10) to exclude a proxy access shareholder proposal as substantially implemented, where the company had adopted proxy access with a 20% board limitation, and the proposal specifically requested that the "number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of directors then serving or two, whichever is greater." In this case, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective," notwithstanding that the company's proxy access bylaw contained a limitation that proxy access candidates may not exceed 20% of board seats. *See also Eastman Chemical Co.* (Mar. 9, 2016); *Amazon.com, Inc.* (cited above); *General Dynamics Corp.* (cited above); *UnitedHealth Group Inc.* (Feb. 12, 2016); and *Western Union Co.* (Feb. 12, 2016).

We believe that the same conclusion applies here. Just as in the cited precedent, the Proxy Access Bylaw allows proxy access candidates to constitute up to 20% of board seats; however, this element of the Submission requests that up to 25%, or no less than two, board seats be available for proxy access candidates. As shown by the Staff's position in the foregoing situations, despite the Proponent's personal disagreement with this term of the Proxy Access Bylaw, the Company has substantially implemented the essential objective of the Submission.

Group Size to Satisfy Ownership Threshold	
The Submission: The Submission states that "[n]o limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% "Required Shares," outstanding shares of	**Bylaws:** Section 15(a) states that "the Corporation shall include in its proxy statement for such annual meeting . . . the name . . . of any person or persons, as applicable, nominated for election

the Company entitled to vote in the election of directors."	(the "Shareholder Nominee(s)") to the Board of Directors by an individual eligible shareholder or group of up to twenty eligible shareholders that satisfy the requirements of this Article II, Section 15 . . ."

This Proxy Access Bylaw provision is consistent with the essential objective of implementing a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. Rather than impair the ability of shareholders to use proxy access, this provision merely addresses administrative concerns in a manner that is common among public companies that have adopted a proxy access bylaw.

This type of provision was specifically addressed in numerous proxy access proposal no-action requests that have already been considered, and favorably decided, by the Staff. Notably, throughout this year, the Staff has considered requests under Rule 14a-8(i)(10) to exclude proxy access shareholder proposals as substantially implemented, where companies had adopted proxy access with a 20-shareholder nominating group limitation, and the proposals specifically requested proxy access for "a shareholder or an unrestricted number of shareholders forming a group." In numerous cases, the Staff concurred that the company had substantially implemented the proposal under the standards of Rule 14a-8(i)(10) and noted that the company's proxy access bylaw addressed the proposal's "essential objective," notwithstanding that the company's proxy access bylaw contained a 20-shareholder group aggregation provision. *See, e.g., Amazon.com, Inc.*; *Capital One Financial Corp.*; *Time Warner Inc.*; and *Alaska Air Group* (all cited above).

We believe that the same conclusion applies here. Just as in the cited precedent, the Proxy Access Bylaw allows groups of up to 20 shareholders to aggregate their holdings to meet the required ownership threshold; however, this element of the Submission requests that an unlimited number of shareholders be allowed to aggregate their holdings. As shown by the Staff's position in the foregoing situations, despite the Proponent's personal disagreement with this term of the Proxy Access Bylaw, the Company has substantially implemented the essential objective of the Submission.

Eligibility to Stand for Reelection	
The Submission: The Submission states that "[n]o limitation shall be placed on the re-nomination on	**Bylaws:** Section 15(i) states that "[a]ny Shareholder Nominee who is included in the Corporation's

shareholder nominees based on the number or percentage of votes received in any election."	proxy materials for a particular annual meeting of shareholders but . . . does not receive at least 25% of the votes cast in favor of such Shareholder Nominee's election . . . will be ineligible to be a Shareholder Nominee pursuant to this Article II, Section 15 for the next two annual meetings."

This Proxy Access Bylaw provision is consistent with the essential objective of implementing a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. As discussed above, the Company views this provision as operating more broadly than in just the proxy access context; however, if viewed as being limited to a proxy access topic, this provision would operate solely to limit the qualification of a particular individual as a proxy access nominee and applies only once that individual has already served as a proxy access candidate and failed to obtain the specified level of votes, comparable to the operation of the shareholder proposal resubmission threshold of Rule 14a-8(i)(12). The Company believes that this provision is consistent with the Submission's essential objective and does not disqualify any shareholder or members of a nominating group from using proxy access, interfere with state law nomination rights, or introduce complexity to the nominating process.

The Staff has previously concurred in the exclusion under Rule 14a-8(i)(10) of proxy access shareholder proposals where companies had adopted proxy access with a procedural limitation with respect to renomination, even though such procedural limitations and restrictions were not contemplated by the proposals. *See, e.g., Quest Diagnostics* (Mar. 17, 2016); *Chemed Corp.* (cited above); *Eastman Chemical Co.* (cited above); *Newell Rubbermaid, Inc.* (cited above); *Amazon.com, Inc.* (cited above); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (cited above); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (cited above); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (cited above); *Science Applications International Corp.* (cited above); *Target Corp.* (cited above); *Time Warner, Inc.* (cited above); *UnitedHealth Group, Inc.* (cited above); and *Western Union Co.* (cited above).

We note the Staff's recent position in *Microsoft Corp.* (Sept. 27, 2016). In that situation, the company received a shareholder proposal which requested the amendment of certain provisions of its proxy access bylaw. The company argued that the proposal may be omitted under Rule 14a8-(i)(10), as its proxy access bylaw substantially implements the essential objective of the proposal—"ensuring the availability of proxy access"—and the amendments to the proxy access bylaw sought by the proponent "constitute the type of minor variations that are inconsistent with the policy underlying Rule 14a-8(i)(10)." The Staff did not concur with the company's position that it may omit the proposal from its proxy materials under Rule 14a-8(i)(10). Although the shareholder proposal in *Microsoft* is similar to the Submission at issue, we believe that the Staff's determination in *Microsoft* should not restrict its ability to reconsider its position in this case. While Microsoft solely argued that its proxy access bylaw substantially implements the essential objective of the proposal and therefore may be omitted pursuant to Rule 14a-8(i)(10), the Company argues that, given the language "essential elements for substantial implementation," the Submission may be omitted pursuant to either Rule 14a-8(c) or Rule 14a-8(i)(10), as it is not possible to survive both analyses due to their fundamental inconsistency. Accordingly, because the Company makes specific arguments that Microsoft did not make in its request, we believe that the Staff should not rely upon the *Microsoft* precedent, consistent with the Staff's guidance in Section B.6 to Staff Legal Bulletin 14 (July 13, 2001) (where the Staff noted that it does not base its determinations "solely on the subject matter of the proposal," but "consider[s] the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue").

As the foregoing discussion demonstrates, the Submission – if viewed as a single proposal for purposes of Rule 14a-8 – and the Proxy Access Bylaw have identical proxy access eligibility thresholds (both in terms of percent and duration of ownership), but differ on a list of specific, procedural terms regarding the administration and implementation of proxy access. These differences do not have an impact on the basic determination that the Company has substantially implemented the essential objective of the Submission – the Company has implemented a proxy access procedure that would "ensure meaningful proxy access" is available to the Company's shareholders. Accordingly, consistent with the extensive precedent discussed above, the Company is of the view that it has substantially implemented the Submission for purposes of Rule 14a-8(i)(10) and that it may omit the Submission from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Submission and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Submission and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Albert Percival, Whole Foods Market, Inc.
Melissa Peterson, Whole Foods Market, Inc.

Exhibit A

From: *** FISMA & OMB Memorandum M-07-16 ***
To: Albert Percival (CE CEN)
Cc: Melissa Peterson (CE CEN); Erica Goldbloom (CE CEN)
Subject: Rule 14a-8 Proposal (WFM)``
Date: Monday, September 12, 2016 3:19:36 PM
Attachments: CCE12092016_3.pdf

Mr. Percival,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Corporate Governance

CorpGov.net: improving accountability through democratic corporate governance since 1995

Ms. Roberta Lang
General Cousel/Vice President/Corporate Secretary
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703
Via email: roberta.lang@wholefoods.com

Dear Corporate Secretary,

As a long-time shareholder in Whole Foods Market, Inc., I believe our company has unrealized potential that can be unlocked through low or no cost corporate governance reform.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act as my agent regarding this Rule 14a-8 proposal, negotiations and/or modification, and presentation of it for the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify me exclusively as the lead filer of the proposal.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie

James McRitchie

September 5, 2016

Date

cc: Albert Percival Albert.Percival@wholefoods.com
Erica Goldbloom Erica.Goldbloom@wholefoods.com
Melissa Peterson Melissa.Peterson@wholefoods.com
shareholder.communications@wholefoods.com

*** FISMA & OMB Memorandum M-07-16 ***

[WFM – Rule 14a-8 Proposal, September 4, 2016]
Proposal [4] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders of Whole Foods Market, Inc. (the "Company") ask the board of directors (the "Board") to amend its "Proxy Access for Director Nominations" bylaw, and any other associated documents, to include *essential elements* for *substantial implementation to better facilitate meaningful proxy access by more shareholders* as follows:

1. *The number of "Shareholder Nominees" eligible to appear in proxy materials shall be 25% of the directors then serving or 2, whichever is greater.* Current bylaws restrict Shareholder Nominees to 20% of directors. Under the current 11-member board, this change would have no immediate impact but could ensure shareholders a meaningful proportion of representation if the number of directors changes.
2. *No limitation shall be placed on the number of stockholders that can aggregate their shares to achieve the 3% "Required Ownership Percentage" for an "Eligible Shareholder."* Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares will facilitate greater participation by individuals and institutional investors in meeting the "Required Ownership Percentage" of 3%.
3. *No limitation shall be imposed on the re-nomination of "Shareholder Nominees" based on the number or percentage of votes received in any election.* Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's board adopted a proxy access bylaw in June 2016, it contains troublesome provisions, as addressed above, that significantly impair the ability of shareholders to participate as Eligible Shareholders, the ability of Shareholder Nominees to effectively serve if elected, and the ability of Shareholder Nominees to run again if they receive less than 25% of the vote. Adoption of *all* the requested amendments would largely remedy these issues and would better ensure meaningful proxy assess is eligible to more shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Amendment – Proposal [4]

James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

September 15, 2016

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, this is to confirm that as of the date of this letter James McRitchie has held continuously for at least 13 months over 300 shares of Whole Foods Market, Inc (WFM) common stock in his TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** The DTC clearinghouse number for TD Ameritrade is 0188..

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org, www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

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Exhibit B

AMENDED AND RESTATED BYLAWS

OF

WHOLE FOODS MARKET, INC.

(A TEXAS CORPORATION)

(Effective June 26, 2015)

ARTICLE I

OFFICES

Section 1. Registered Office and Agent. The registered office and registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of Texas.

Section 2. Principal Office. The principal office of the Corporation shall be in Travis County, Texas, or such other county as the Board of Directors may from time to time designate.

Section 3. Other Offices. The Corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

Section 1. Time and Place of Meetings. Meetings of the shareholders shall be held at such time and at such place, within or without the State of Texas, as shall be determined by the Board of Directors.

Section 2. Annual Meetings. Annual meetings of shareholders shall be held on such date and at such time as shall be determined by the Board of Directors. At each annual meeting the shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Special Meetings. All special meetings of the shareholders shall be held at such location, within or without the State of Texas, as may be designated, and may be called at any time, by one of the Chief Executive Officers, President or the Board of Directors, or as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof, and shall be called by one of the Chief Executive Officers, President or the Secretary at the request in proper form of the holders of not less than 10% of the voting power represented by all the shares issued, outstanding and entitled to be voted at the proposed special meeting. To be in proper form, such request must be in writing, state the purpose or purposes of the proposed meeting and include all information that would be required to be delivered pursuant to Article II, Section 13(c) of these Bylaws. Business transacted at special meetings shall be confined to the purposes stated in the notice of the meeting or in any supplemental notice delivered by the Corporation. The Board of Directors may determine that a meeting may be held solely by means of remote communication in accordance with Texas law.

Section 4. Notice. Written or printed notice stating the place, day and hour of any shareholders' meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, by electronic transmission or by mail, by or at the direction of one of the Chief Executive Officers, President,

Secretary or the officer or person calling the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the share transfer records of the Corporation.

Section 5. Closing of Share Transfer Records and Fixing Record Dates for Matters Other than Consents to Action. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any distribution or share dividend, or in order to make a determination of shareholders for any other proper purpose (other than determining shareholders entitled to consent to action by shareholders proposed to be taken without a meeting of shareholders), the Board of Directors of the Corporation may provide that the share transfer records shall be closed for a stated period but not to exceed, in any case, 60 days. If the share transfer records shall be closed for the purpose of determining shareholders, such records shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the share transfer records, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 60 days and, in the case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer records are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of share transfer records and the stated period of closing has expired.

Section 6. Fixing Record Dates for Consents to Action. In order that the Corporation may determine the shareholders entitled to consent to corporate action in writing without a meeting, whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board of Directors may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any shareholder of record seeking to have the shareholders take action by consent in writing without a meeting of shareholders shall, by written notice to the Secretary, request the Board of Directors to fix a record date, which written notice shall include all information that would be required to be delivered pursuant to Article II, Section 13(c) of these Bylaws if the shareholder had been making a nomination or proposing business to be considered at an annual or special meeting of shareholders. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received and the prior action of the Board of Directors is not required by the Texas Business Organizations Code (herein called the "Act"), the record date for determining shareholders entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the records in which proceedings of meetings of shareholders are recorded. Delivery shall be by hand or by certified or registered mail, return receipt requested. Delivery to the Corporation's principal place of business shall be addressed to the President or one of the Chief Executive Officers of the Corporation. If no record date shall have been fixed by the Board of Directors and prior action of the Board of Directors is required by the Act, the record date for determining shareholders entitled to consent to action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts a resolution taking such prior action.

Section 7. List of Shareholders. The officer or agent of the Corporation having charge of the share transfer records for shares of the Corporation shall make, at least ten days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of voting shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office or principal place of business of the Corporation and shall be subject to inspection by any shareholder at any time during the usual business hours of the Corporation. Alternatively, the list of the shareholders may be kept on a reasonably accessible electronic network, if the information required to gain access to the list is provided with the notice of the meeting. This Section does not require the Corporation to include any electronic contact information of any shareholder on the list. If the Corporation elects to make the list available on an electronic network, the Corporation shall take reasonable steps to ensure that the information is available only to shareholders of the Corporation. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. If the meeting is held by means of remote communication, the list must be open to the examination of any shareholder for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders with the notice of the meeting. The original share transfer records shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer records or to vote at any meeting of shareholders. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

Section 8. Quorum. A quorum shall be present at a meeting of shareholders if the holders of shares having a majority of the voting power represented by all issued and outstanding shares entitled to vote at the meeting are present in person or represented by proxy at such meeting, unless otherwise provided by the Articles of Incorporation in accordance with the Act. Once a quorum is present at a meeting of shareholders, the shareholders represented in person or by proxy at the meeting may conduct such business as may properly be brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting. If, however, a quorum shall not be present at any meeting of shareholders, the shareholders entitled to vote, present in person or represented by proxy, shall have power to adjourn the meeting, without notice (other than announcement at the meeting at which the adjournment is taken of the time and place of the adjourned meeting), until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at such meeting until a quorum shall be present. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 9. Voting. When a quorum is present at any meeting, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the matter shall decide any matter brought before such meeting, other than the election of Directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Act, and shall be the act of the shareholders, unless otherwise provided by the Articles of Incorporation, these Bylaws or by resolution of the Board of Directors in accordance with the Act.

Unless otherwise provided in the Articles of Incorporation or these Bylaws in accordance with the Act, directors of the Corporation in a contested election (i.e., where the number of nominees for director exceeds the number of directors to be elected) shall be elected by a plurality of the votes cast by the holders of shares present and entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. However, in an uncontested election (i.e., where the number of nominees for director is the same as the number of directors to be elected), directors shall be elected by a majority of the votes cast by the holders of shares present and entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. In the event that a nominee for re-election as a director fails to receive the requisite majority vote at an annual or special meeting held for the purpose of electing directors where the election is uncontested such director must, promptly following certification of the shareholder vote, tender his or her resignation to the Board of Directors. The Nominating and Governance Committee of the Board of Directors, or such other group of independent members of the Board of Directors as is determined by the entire Board of Directors (excluding the director who tendered the resignation) will evaluate any such resignation in light of the best interests of the Corporation and its shareholders and will make a recommendation to the entire Board of Directors as to whether to accept or reject the resignation, or whether other action should be taken. In reaching its decision, the Board of Directors may consider any factors it deems relevant, including the director's qualifications, the director's past and expected future contributions to the Corporation, the overall composition of the Board of Directors and whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable law, rule or regulation (including the listing requirements of any securities exchange). The Board of Directors shall complete this process within 90 days after the certification of the shareholder vote and shall report its decision to the shareholders in the Corporation's filing following such Board Decision.

At every meeting of the shareholders, each shareholder shall be entitled to such number of votes, in person or by proxy, for each share having voting power held by such shareholder, as is specified in the Articles of Incorporation (including the resolution of the Board of Directors (or a committee thereof) creating such shares), except to the extent that the voting rights of the shares of any class or series are limited or denied by the Articles of Incorporation. At each election of directors, every shareholder shall be entitled to cast, in person or by proxy, the number of votes to which the shares owned by him are entitled for as many persons as there are directors to be elected and for whose election he has a right to vote. Cumulative voting is prohibited by the Articles of Incorporation. Every proxy shall be in writing and be executed by the shareholder. A telegram, telex, cablegram or other form of electronic transmission including telephone transmission, by the shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the shareholder, shall be treated as an execution in writing for the purposes of this Section. Any electronic transmission must contain or be accompanied by information from which it can be determined that the transmission was authorized by the shareholder. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided therein. Each proxy shall be revocable unless (i) the proxy form conspicuously states that the proxy is irrevocable, and (ii) the proxy is coupled with an interest, as defined in the Act and other Texas law.

Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name as trustee.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without being transferred into his name, if such authority is contained in an appropriate order of the court that appointed the receiver.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Treasury shares, shares of the Corporation's stock owned by another corporation the majority of the voting stock of which is owned or controlled by the Corporation, and shares of its own stock held by the Corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Votes submitted as abstentions on matters to be voted on at any meeting will not be counted as votes for or against such matters. Broker non-votes will not count for or against the matters to be voted on at any meeting.

Section 10. Action by Consent. Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the action that is the subject of the consent.

In addition, if the Articles of Incorporation so provide, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

(a) Every written consent shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Corporation as set forth below in this Section 10, the consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the records in which proceedings of meetings of shareholders are recorded. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Corporation's principal place of business shall be addressed to the President or one of the Chief Executive Officers of the Corporation.

(b) A telegram, telex, cablegram or other electronic transmission by a shareholder consenting to an action to be taken is considered to be written, signed, and dated for the purposes of this Section if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the shareholder and the date on which the shareholder transmitted the transmission. The date of transmission is the date on which the consent was signed. Consent given by telegram, telex, cablegram, or other electronic transmission may not be considered delivered until the consent is reproduced in paper form and the paper form is delivered to the Corporation at its registered office in this state or its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of shareholder meetings are recorded. Notwithstanding Subsection (b) of this Section, consent given by telegram, telex, cablegram, or other electronic transmission may be delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which the proceedings of shareholder meetings are recorded to the extent and in the manner provided by resolution for the Board of Directors of the Corporation. Any photographic, photostatic, facsimile, or similarly reliable reproduction of a consent in writing signed by a shareholder may be substituted or used instead of the original writing for any purpose for which the original writing could be used, if the reproduction is a complete reproduction of the entire original writing.

(c) In the event of the delivery, in the manner provided by this Section 10, to the Corporation of the requisite written consent or consents to take action and/or any related revocation or revocations, the Corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with this Section 10 and not revoked represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board of Directors or any shareholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in any such litigation).

(d) Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

Section 11. Presence at Meetings by Means of Communications Equipment. Shareholders may participate in and hold a meeting of the shareholders by means of conference telephone or other means of remote communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 11 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened if (i) the Corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder; (ii) the Corporation implements reasonable measures to provide the shareholders at the meeting by means of remote communication a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of a meeting substantially concurrently with the proceedings; and (iii) the Corporation maintains a record of any shareholder vote or other action taken at the meeting by means of remote communication.

Section 12. Order of Business. The Chairman of the Board, or such other officer of the Corporation designated by a majority of the Board of Directors, will call meetings of the shareholders to order and will act as presiding officer thereof. Unless otherwise determined by the Board of Directors prior to the meeting, the presiding officer of the meeting of the shareholders will also determine the order of business and have the authority in his or her sole discretion to regulate the conduct of any such meeting, including without limitation by (i) imposing restrictions on the persons (other than shareholders of the Corporation or their duly appointed proxies) who may attend any such shareholders' meeting, (ii) ascertaining whether any shareholder or his proxy may be excluded from any meeting of the shareholders based upon any determination by the presiding officer, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and (iii) determining the circumstances in which any person may make a statement or ask questions at any meeting of the shareholders.

(a) At an annual meeting of the shareholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors, or (iii) otherwise properly requested to be brought before the meeting by a shareholder of the Corporation in accordance with the immediately succeeding sentence. For business to be properly requested by a shareholder to be brought before an annual meeting, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of such annual meeting by or at the direction of the Board of Directors and at the time of the annual meeting, (ii) be entitled to vote with respect to such business at such meeting, and (iii) comply with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such business.

Except as provided in Article II, Section 15 of these Bylaws, nominations of or recommendations for persons for election as Directors of the Corporation may be made at an annual meeting of shareholders only (i) by or at the direction of the Board of Directors or (ii) by a shareholder of the Corporation in accordance with the immediately succeeding sentence. Any shareholder, (A) who is a shareholder of record at the time of the giving of the notice of such annual meeting of the shareholders by or at the direction of the Board of Directors and at the time of the annual meeting, (B) who is entitled to vote for the election of directors at such meeting and (C) who complies with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such nomination or recommendation, may nominate or recommend one or more persons for election or to be considered as a potential nominee or nominees for election, as applicable, as a Director or Directors of the Corporation at an annual meeting of the shareholders. Only persons who are nominated in accordance with this Article II, Section 12(a) or Article II, Section 15 of these Bylaws will be eligible for election at an annual meeting of shareholders as Directors of the Corporation.

The immediately preceding two paragraphs and Article II, Section 15 of these Bylaws shall be the exclusive means for a shareholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and included in the Corporation's notice of meeting) before an annual meeting of shareholders.

(b) At a special meeting of shareholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, one of the Chief Executive Officers, the President, a Vice President or the Secretary or (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the Board of Directors or pursuant to Article II, Section 3 of these Bylaws. In addition, for business requested by a shareholder in accordance with Article II, Section 3 of these Bylaws to be brought before a special meeting, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of such special meeting and at the time of the special meeting, (ii) be entitled to vote with respect to such business at such meeting, and (iii) comply with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such business.

Nominations of persons for election as Directors of the Corporation may be made at a special meeting of shareholders at which the election of directors has been properly brought before the meeting in accordance with the foregoing paragraph only (i) by or at the direction of the Board of Directors or (ii) by any shareholder (A) who is a shareholder of record at the time of the giving of the notice of such special meeting and at the time of the special meeting, (B) who is entitled to vote for the election of directors at such meeting and (C) who complies with the notice procedures set forth in Article II, Section 13 of these Bylaws as to such nominations. Only persons who are nominated in accordance with this Article II, Section 12(b) will be eligible for election at a special meeting of shareholders as Directors of the Corporation. Nominations pursuant to Article II, Section 15 of these Bylaws may not be made in connection with a special meeting of shareholders.

The immediately preceding two paragraphs and the provisions of Article II, Section 3 of these Bylaws shall be the exclusive means for a shareholder to make nominations or submit other business before a special meeting of shareholders.

(c) The determination of whether any business sought to be brought before any annual or special meeting of the shareholders is properly brought before such meeting in accordance with this Article II, Section 12, and whether any nomination of a person for election as a Director of the Corporation at any annual or special meeting of the shareholders was properly made in accordance with this Article II, Section 12 or Article II, Section 15, will be made by the presiding officer of such meeting. If the presiding officer determines that any business is not properly brought before such meeting, or any nomination was not properly made, he or she will so declare to the meeting and any such business will not be conducted or considered and any such nomination will be disregarded.

Section 13. Advance Notice of Shareholder Proposals and Director Nominations.

(a) To be timely for purposes of Article II, Section 12(a) of these Bylaws, a shareholder's notice of nominations or other business to be properly brought before an annual meeting (other than a Notice of Proxy Access Nomination, which must be delivered or mailed to and received at the principal executive offices of the Corporation within the time periods provided in Article II, Section 15(b) of these Bylaws) must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days prior to the anniversary date of the date (as specified in the Corporation's proxy materials for its immediately preceding annual meeting of shareholders) on which the Corporation first mailed its proxy materials for its immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within thirty (30) calendar days of the anniversary date of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made; provided, further, that with respect to the 2016 Annual Meeting of Shareholders, so long as such annual meeting is called for a date that is within thirty (30) calendar days of February 24, 2016, the anniversary date of the date on which the 2014 Annual Meeting of Shareholders was held, to be timely, notice by the shareholder must be so delivered to or mailed to and received not less than one hundred twenty (120) calendar days prior to January 10, 2016, the anniversary date of the date (as specified in the Corporation's proxy materials for the 2014 Annual Meeting of Shareholders) on which the Corporation first mailed its proxy materials for the 2014 Annual Meeting of Shareholders. In no event will an adjournment or postponement of an annual meeting of shareholders or the announcement thereof commence a new time period for the giving of a shareholder's notice as provided above.

(b) To be timely for purposes of Article II, Section 12(b) of these Bylaws, a shareholder's notice of nominations to be properly brought before a special meeting must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than one hundred twenty (120) calendar days prior to the date of such special meeting; provided, however, that if the first public announcement of the date of such special meeting is less than one hundred thirty (130) days prior to the date of such special meeting, notice by the shareholder must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event will an adjournment or postponement of a special meeting of shareholders or the public announcement thereof commence a new time period for the giving of a shareholder's notice as provided above. Notice of other business proposed to be brought before a special meeting by a shareholder must be delivered in accordance with Article II, Section 3 of these Bylaws.

(c) To be in proper form, a shareholder's notice (whether given pursuant to Section 3, Section 13(a), Section 13(b) or Section 15 of this Article II) to the Secretary must: (i) set forth, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or recommendation for nomination or proposal is made or other business is to be proposed (A) the name and address of such shareholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B) (I) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such shareholder and such beneficial owner, (II) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such shareholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (III) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any shares of any security of the Corporation, (IV) any short interest in any security of the Corporation (for purposes of this Section 13(c) a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (V) any rights to dividends on the shares of the Corporation owned beneficially by such shareholder that are separated or separable from the underlying shares of the Corporation, (VI) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (VII) any performance-related fees (other than an asset-based fee) that such shareholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such shareholder's immediate family sharing the same household (which information shall be supplemented by such shareholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; (ii) if the notice relates to any business other than a nomination or recommendation for nomination of a director or directors that the shareholder proposes to bring before the meeting, set forth (A) a description in reasonable detail of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such shareholder and beneficial owner, if any, in such business and (B) a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder; (iii) set forth, as to each person, if any, whom the shareholder proposes to nominate for election or reelection to the Board of Directors (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such item and the nominee were a director or executive officer of such registrant; and (iv) with respect to each nominee or recommended nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Article II, Section 14 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. All recommendations by a shareholder of a person to be considered as a potential nominee for election as a director of the Corporation at any annual meeting of shareholders will be presented to the Board of Directors, or the appropriate committee of the Board of Directors, for consideration.

(d) Notwithstanding the provisions of Sections 3, 12, 13 and 15 of this Article II, a shareholder must also comply with all applicable requirements of the Exchange Act, and the rules and regulations thereunder with respect to the matters set forth in Sections 3, 12, 13 and 15 of this Article II; provided, however, that any references in these Sections 3, 12, 13 and 15 of this Article II to the Exchange Act, or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 13 of this Article II. Nothing in Sections 3, 12, 13 and 15 of this Article II will be deemed to affect any rights of shareholders to request inclusion of proposals in the Corporation's proxy statement in accordance with the provisions of Rule 14a-8 under the Exchange Act.

(e) For purposes of this Article II, Section 13 and for purposes of Article II, Section 15, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act, or furnished to shareholders.

Section 14. Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Article II, Section 13 of these Bylaws, or, in the case of a Shareholder Nominee, the time periods prescribed for delivery of a Notice of Proxy Access Nomination under Article II, Section 15 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination or recommendation for nomination or nomination, as the case may be, is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation and (d) will abide by the requirements of Article II, Section 9 of these Bylaws.

Section 15. Proxy Access for Director Nominations.

(a) With respect to the election of directors at an annual meeting of the shareholders, subject to the provisions of this Article II, Section 15, the Corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board of Directors or any committee thereof, the name, together with the Required Information, of any person or persons, as applicable, nominated for election (the "Shareholder Nominee(s)") to the Board of Directors by an individual eligible shareholder or group of up to twenty eligible shareholders that satisfy the requirements of this Article II, Section 15 (such eligible person or eligible group, the "Eligible Shareholder"), and who expressly elects at the time of providing the notice required by this Article II, Section 15 (the "Notice of Proxy Access Nomination") to have its nominee or nominees, as applicable, included in the Corporation's proxy materials pursuant to this Article II, Section 15.

(b) To be timely for purposes of this Article II, Section 15, the Notice of Proxy Access Nomination must be addressed to the Secretary and delivered to or mailed to and received at the principal executive offices of the Corporation not more than one hundred fifty (150) calendar days and not less than one hundred twenty (120) calendar days prior to the anniversary date of the date (as specified in the Corporation's proxy materials for its immediately preceding annual meeting of shareholders) on which the Corporation first mailed its proxy materials for its immediately preceding annual meeting of shareholders; provided, however, that in the event the annual meeting is called for a date that is not within thirty (30) calendar days of the anniversary date of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made; provided, further, that with respect to the 2016 Annual Meeting of Shareholders, so long as such annual meeting is called for a date that is within thirty (30) calendar days of February 24, 2016, the anniversary date of the date on which the 2014 Annual Meeting of Shareholders was held, to be timely, notice by the shareholder must be so delivered to or mailed to and received not more than one hundred fifty (150) calendar days and not less than one hundred twenty (120) calendar days prior to January 10, 2016, the anniversary date of the date (as specified in the Corporation's proxy materials for the 2014 Annual Meeting of Shareholders) on which the Corporation first mailed its proxy materials for the 2014 Annual Meeting of Shareholders. In no event will an adjournment or postponement of an annual meeting of shareholders or the announcement thereof commence a new time period for the giving of a Notice of Proxy Access Nomination as provided above.

(c) The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be required to be included in the Corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (i) one and (ii) the Specified Percentage of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Article II, Section 15 (the "Final Proxy Access Nomination Date"), rounded down to the closest whole number below the Specified Percentage if such amount is not a whole number; provided, however, that the maximum number of Shareholder Nominees shall be reduced, but not below zero, by (1) the number of director candidates for which the Corporation shall have received one or more valid shareholder notices pursuant to Article II, Section 12 of these Bylaws, (2) the number of directors in office or director candidates that in either case will be included in the Corporation's proxy materials with respect to such an annual meeting as an unopposed (by the Corporation) nominee pursuant to an agreement, arrangement or other understanding with a shareholder or group of shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of capital stock, by such shareholder or group of shareholders, from the Corporation) and (3) the number of directors in office that will be included in the Corporation's proxy materials with respect to such annual meeting for whom access to the Corporation's proxy materials was previously provided pursuant to this Article II, Section 15, other than any such director referred to in this clause (2) or this clause (3) who at the time of such annual meeting will have served as a director continuously as a nominee of the Board for at least three annual terms. In the event that one or more vacancies for any reason occurs on the board after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board of Directors resolves to reduce the size of the board in connection therewith, the maximum number of Shareholder Nominees included in the

Corporation's proxy materials shall be calculated based on the number of directors in office as so reduced. Any individual nominated by an Eligible Shareholder for inclusion in the Corporation's proxy materials pursuant to this Article II, Section 15 whom the Board of Directors decides to nominate as a nominee for Director shall be counted as one of the Shareholder Nominees for purposes of determining when the maximum number of Shareholder Nominees provided for in this Article II, Section 15 has been reached. Any Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Article II, Section 15 shall rank such Shareholder Nominees based on the order that the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in the Corporation's proxy statement in the event that the total number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Article II, Section 15 exceeds the maximum number of nominees provided for in this Article II, Section 15. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Article II, Section 15 exceeds the maximum number of nominees provided for in this Article II, Section 15, the highest ranking Shareholder Nominee who meets the requirements of this Article II, Section 15 from each Eligible Shareholder will be selected for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of common stock of the Corporation each Eligible Shareholder disclosed as owned in its respective Notice of Proxy Access Nomination submitted to the Corporation. If the maximum number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Article II, Section 15 from each Eligible Shareholder has been selected, this process will continue as many times as necessary, following the same order each time, until the maximum number is reached. Notwithstanding anything to the contrary contained in this Article II, Section 15, if the Corporation receives notice pursuant to Article II, Section 12(a) of these Bylaws that a shareholder intends to nominate for election at such meeting a number of nominees greater than or equal to a majority of the total number of directors to be elected at such meeting, no Shareholder Nominees will be included in the Corporation's proxy materials with respect to such meeting pursuant to this Article II, Section 15.

(d) For purposes of this Article II, Section 15:

(i) the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under Exchange Act;

(ii) the "Minimum Holding Period" is three (3) years;

(iii) the "Required Information" that the Corporation will include in its proxy statement is the information provided to the Secretary concerning the Shareholder Nominee(s) and the Eligible Shareholder that is required to be disclosed in the Corporation's proxy statement by Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and, if the Eligible Shareholder so elects, a written statement, not to exceed 500 words, in support of the Shareholder Nominee(s)' candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Article II, Section 15, the Corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation;

(iv) the "Required Ownership Percentage" is 3% or more;

(v) the "Specified Percentage" is 20%;

(vi) an Eligible Shareholder shall be deemed to "own" only those outstanding shares of common stock of the Corporation as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided, that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such shareholder or affiliate. For purposes of this Article II, Section 15, a shareholder shall "own" shares held in the name of its bank, broker or other nominee or intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares through the annual meeting date. A shareholder's ownership of shares shall be deemed to continue during any period in which the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder. A shareholder's ownership of shares shall be deemed to continue during any period in which the person has loaned such shares, provided that the person has the power to recall such loaned shares on three (3) business days' notice and has in fact recalled such loaned shares as of the time the Notice of Proxy Access Nomination is submitted to the Corporation and through the annual meeting date. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the Corporation are "owned" for these purposes shall be determined by the Board of Directors or any committee thereof, which determination shall be conclusive and binding on the Corporation and its shareholders.

(e) In order to make a nomination pursuant to this Article II, Section 15, an Eligible Shareholder must have owned the Required Ownership Percentage of the Corporation's outstanding common stock (the "Required Shares") continuously for the Minimum Holding Period as of both the date the Notice of Proxy Access Nomination is delivered to or mailed to and received by the Secretary in accordance with this Article II, Section 15 and the record date for determining the shareholders entitled to vote at the annual meeting and must continue to own the Required Shares through the annual meeting date. An Eligible Shareholder shall certify in its Notice of Proxy Access Nomination the number of eligible shares of the Corporation's outstanding common stock it asserts it is deemed to own for the purposes of this Article II, Section 15.The aggregate number of shareholders whose collective stock ownership may be counted for the purpose of satisfying the Required Ownership Percentage shall not exceed twenty and no shareholder may be a member of more than one group under this Article II, Section 15. Two or more funds that are part of the same family of funds under common management and investment control (a "Qualifying Fund Family") shall be treated as one shareholder for the purpose of determining the aggregate number of shareholders in this Article II, Section 15(e). No later than the end of the time period specified in this Article II, Section 15 for delivering the Notice of Proxy Access Nomination, a Qualifying Fund Family whose stock ownership is counted for purposes of qualifying as an Eligible Shareholder must provide to the Secretary of the Corporation documentation reasonably satisfactory to the Board of Directors, or any committee thereof, that demonstrates that the funds comprising the Qualifying Fund Family satisfy the definition thereof. Within the time period specified in this Article II, Section 15 for delivering the Notice of Proxy Access Nomination, an Eligible Shareholder (including each shareholder and fund compromising a Qualifying Fund Family) must provide the following information in writing to the Secretary: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed to and received by the Secretary, the Eligible Shareholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date; (ii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act; (iii) the information, representations and agreements that are the same as those that would be required to be set forth in a shareholder's notice of nomination pursuant to Article II, Section 13(c) of these Bylaws; (iv) the consent of each Shareholder Nominee to being named in the Corporation's proxy statement as a nominee and to serving as a Director if elected; (v) a representation that the Eligible Shareholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not have any such intent, (B) will maintain qualifying ownership of the Required Shares through the date of the annual meeting, (C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors, (D) will not distribute to any shareholder any form of proxy for the meeting other than the form distributed by the Corporation, (E) has not nominated and will not nominate for election any individual as a Director at the annual meeting other than its Shareholder Nominee(s), (F) agrees to comply with all applicable laws, rules and regulations with respect to any solicitation in connection with the meeting and will file with the SEC any solicitation or other communication with the Corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or an exemption from filing is available thereunder, and (G) will provide facts, statements and other information in all communications with the Corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (vi) an undertaking that the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation and (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Article II, Section 15; (vii) a representation as to the Eligible Shareholder's intentions with respect to maintaining qualifying ownership of the Required Shares for at least one year following the annual meeting (which representation the Eligible Shareholder shall also include in its Statement, it being understood that the inclusion of such representation therein shall not count towards the Statement's 500-word limit); and (viii) in the case of a nomination under this Article II, Section 15 by a group of shareholders, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating shareholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination. For the avoidance of doubt, in the event that the Eligible Shareholder consists of a group of shareholders, the requirements and obligations applicable to an individual Eligible Shareholder that are set forth in these Bylaws, including the Minimum Holding Period, shall apply to each member of such group individually; provided, however, that the Required Ownership Percentage shall apply to the continuous ownership of the eligible group in the aggregate.

(f) Within the time period specified in this Article II, Section 15 for delivering the Notice of Proxy Access Nomination, each Shareholder Nominee must deliver to the Secretary the representations, agreements and other information required by Article II, Section 14 of these Bylaws.

(g) In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominees to the Corporation or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood that providing any such notification shall not be deemed to cure any such defect or limit the remedies (including without limitation under these Bylaws) available to the Corporation relating to any such defect.

(h) The Corporation shall not be required to include, pursuant to this Article II, Section 15, a Shareholder Nominee in its proxy materials for any meeting of shareholders (i) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Articles of Incorporation, the rules and listing standards of the principal U.S. exchanges upon which the common stock of the Corporation is traded, or any applicable state or federal law, rule or regulation; (ii) for which the Secretary receives a notice that a shareholder has nominated such Shareholder Nominee for election to the Board of Directors pursuant to the advance notice requirements for shareholder nominees for director set forth in Article II, Section 12(a) of these Bylaws; (iii) who is not independent under the listing standards of each principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation's directors, in each case as determined by the Board of Directors; (iv) if the

Eligible Shareholder that has nominated such Shareholder Nominee or any such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Director at the annual meeting other than the Eligible Shareholder's Shareholder Nominee(s) or a nominee of the Board of Directors; (v) if the Shareholder Nominee is or becomes a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or is receiving or will receive any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with service as a Director of the Corporation; (vi) if the Shareholder Nominee is or becomes a party to any Voting Commitment; (vii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914; (vii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years; (viii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended; (ix) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors or any committee thereof; or (x) the Eligible Shareholder or applicable Shareholder Nominee fails to comply with its obligations pursuant to these Bylaws, including this Article II, Section 15.

(i) Any Shareholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of shareholders but either (i) does not receive at least 25% of the votes cast in favor of such Shareholder Nominee's election, or (ii) becomes ineligible or unavailable for or withdraws from election at the annual meeting will be ineligible to be a Shareholder Nominee pursuant to this Article II, Section 15 for the next two annual meetings. Any Eligible Shareholder (including each shareholder or fund comprising a Qualifying Fund Family whose stock ownership is counted for the purposes of qualifying as an Eligible Shareholder) whose Shareholder Nominee is elected as a director at the annual meeting will not be eligible to nominate or participate in the nomination of a Shareholder Nominee for the following two annual meetings other than the nomination of such previously elected Shareholder Nominee in accordance with this Article II, Section 15. Notwithstanding anything to the contrary set forth herein, the Board of Directors or the presiding officer of the annual meeting of shareholders shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations under this Article II, Section 15, as determined by the Board of Directors or such presiding officer or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting of shareholders to present any nomination pursuant to this Article II, Section 15. For purposes of this Article II, Section 15, (i) to be considered a qualified representative of the Eligible Shareholder, a person must be a duly authorized officer, manager or partner of such Eligible Shareholder or authorized by a writing executed by such Eligible Shareholder (or a reliable reproduction of the writing) delivered to the Corporation prior to the making of such nomination at such meeting by such Eligible Shareholder stating that such person is authorized to act for such Eligible Shareholder as proxy at the meeting of shareholder; (ii) in the event that a qualified representative of the Eligible Shareholder will appear at the annual meeting of shareholders to make a nomination, the Eligible Shareholder must provide notice of the designation, including the identity of the representative, to the Corporation at least forty-eight (48) hours prior to such meeting; and (iii) where a Eligible Shareholder fails to provide such notice of designation to the Corporation within the required timeframe, such Eligible Shareholder must appear in person to present his, her or its nomination at the annual meeting or such nomination shall be disregarded as provided for above.

(j) This Article II, Section 15 shall be the exclusive method for shareholders to include nominees for Director in the Corporation's proxy materials. This Article II, Section 15 shall not prevent a shareholder from nominating a person to the Board of Directors pursuant to and in accordance with Article II, Section 12(a) of these Bylaws instead of pursuant to and in accordance with this Article II, Section 15. For the avoidance of doubt, the Corporation may in its sole discretion solicit against, and include in the proxy statement its own statements or other information relating to, any Eligible Shareholder and/or shareholder Director nominees for Director, including any information provided to the Corporation with respect to the foregoing.

ARTICLE III

DIRECTORS

Section 1. Number, Election and Terms of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in any Preferred Designation, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors then in office determined as if there were no vacancies. No decrease in the number of directors shall have the effect of reducing the term of any incumbent director. Directors shall be elected at each annual meeting of the shareholders by the holders of shares entitled to vote in the election of directors, except as provided in Section 2 of this Article III, and each director shall hold office until the annual meeting of shareholders following his election or until his successor is elected and qualified. Directors need not be residents of the State of Texas or shareholders of the Corporation.

Section 2. Vacancies. Subject to other provisions of this Section 2, any vacancy occurring in the Board of Directors may be filled by election at an annual or special meeting of the shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors, though the remaining directors may constitute less than a quorum of the Board of Directors as fixed by Section 8 of this Article III. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose or may be filled by the Board of Directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided that the Board of Directors may not fill more than two such directorships during the period between any two successive annual meetings of shareholders. Shareholders entitled to vote at an election of directors may, at any time and with or without cause (as hereinafter defined), terminate the term of office of all or any of the directors by a vote at any annual or special meeting called for that purpose. Such removal shall be effective immediately upon such shareholder action even if successors are not elected simultaneously, and the vacancies on the Board of Directors caused by such action shall be filled only by election by the shareholders. For purposes of this Section 2 of Article III, "cause" means that (i) a court of competent jurisdiction has made a final non-appealable determination that the applicable director (a) has breached his or her fiduciary duties to the Corporation or (b) is incapacitated to the extent that such director is not capable of performing his or her directorial duties or (ii) the applicable director has been indicted by a governmental authority for a felony.

Notwithstanding the foregoing, whenever the holders of any class or series of shares are entitled to elect one or more directors by the provisions of the Articles of Incorporation, only the holders of shares of that class or series shall be entitled to vote for or against the removal of any director elected by the holders of shares of that class or series; and any vacancies in such directorships and any newly created directorships of such class or series to be filled by reason of an increase in the number of such directors may be filled by the affirmative vote of a majority of the directors elected by such class or series then in office or by a sole remaining director so elected, or by the vote of the holders of the outstanding shares of such class or series, and such directorships shall not in any case be filled by the vote of the remaining directors or the holders of the outstanding shares as a whole unless otherwise provided in the Articles of Incorporation.

Section 3. General Powers. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors, which may do or cause to be done all such lawful acts and things, as are not by the Act, the Articles of Incorporation or these Bylaws directed or required to be exercised or done by the shareholders.

Section 4. Place of Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Texas.

Section 5. Annual Meetings. The first meeting of each newly elected Board of Directors shall be held, without further notice, immediately following the annual meeting of shareholders at the same place, unless by the majority vote or unanimous consent of the directors then elected and serving, such time or place shall be changed.

Section 6. Regular Meetings. Regular meetings of the Board of Directors may be held with or without notice at such time and place as the Board of Directors may determine by resolution.

Section 7. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of one of the Chief Executive Officers and shall be called by the Secretary on the written request of a majority of the incumbent directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by such person or persons. Notice of any special meeting shall be given at least 24 hours previous thereto if given either personally (including written notice delivered personally or telephone notice) or by telex, telecopy, telegram or other electronic transmission, and at least 72 hours previous thereto if given by written notice mailed or otherwise transmitted to each director at the address of his business or residence. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the

Board of Directors need be specified in the notice or waiver of notice of such meeting. Any director may waive notice of any meeting, as provided in Section 2 of Article IV of these Bylaws. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 8. Quorum and Voting. At all meetings of the Board of Directors, the presence of a majority of the number of directors fixed in the manner provided in Section 1 of this Article III shall constitute a quorum for the transaction of business. At all meetings of committees of the Board of Directors (if one or more be designated in the manner described in Section 9 of this Article III), the presence of a majority of the number of directors fixed from time to time by resolution of the Board of Directors to serve as members of such committees shall constitute a quorum for the transaction of business. The affirmative vote of at least a majority of the directors present and entitled to vote at any meeting of the Board of Directors or a committee of the Board of Directors at which there is a quorum shall be the act of the Board of Directors or the committee, except as may be otherwise specifically provided by the Act, the Articles of Incorporation or these Bylaws. Directors may not vote by proxy at any meeting of the Board of Directors. Directors with an interest in a business transaction of the Corporation and directors who are directors or officers or have a financial interest in any other corporation, partnership, association or other organization with which the Corporation is transacting business may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee of the Board of Directors to authorize such business transaction. If a quorum shall not be present at any meeting of the Board of Directors or a committee thereof, a majority of the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until such time and to such place as may be determined by such majority of directors, until a quorum shall be present.

Section 9. Committees of the Board of Directors. The Board of Directors may designate from among its members one or more committees, each of which shall be composed of one or more of its members, and may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the Board of Directors, replace absent or disqualified members at any meeting of that committee. Any such committee, to the extent provided in the resolution of the Board of Directors designating the committee or in the Articles of Incorporation or these Bylaws, shall have and may exercise all of the authority of the Board of Directors of the Corporation, except where action of the Board of Directors is required by the Act or by the Articles of Incorporation. Any member of a committee of the Board of Directors may be removed, for or without cause, by the affirmative vote of a majority of the whole Board of Directors. If any vacancy or vacancies occur in a committee of the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, the vacancy or vacancies shall be filled by the affirmative vote of a majority of the whole Board of Directors. Such committee or committees shall have such name or names as may be designated by the Board of Directors and shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

Section 10. Compensation of Directors. Directors, as members of the Board of Directors or of any committee thereof, shall be entitled to receive compensation for their services on such terms and conditions as may be determined from time to time by the Board of Directors.

Nothing herein contained, however, shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 11. Action by Unanimous Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent, setting forth the action so taken, is signed by all the members of the Board of Directors or the committee, as the case may be, and such written consent shall have the same force and effect as a unanimous vote at a meeting of the Board of Directors. A telegram, telex, cablegram, or other electronic transmission by a director consenting to an action to be taken and transmitted by a director is considered written, signed, and dated for the purposes of this article if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the director and the date on which the director transmitted the transmission.

Section 12. Presence at Meetings by Means of Communications Equipment. Members of the Board of Directors of the Corporation or any committee designated by the Board of Directors, may participate in and hold a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 12 shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE IV

NOTICES

Section 1. Form of Notice. Whenever under the provisions of the Act, the Articles of Incorporation or these Bylaws, notice is required to be given to any shareholder, director or committee member, and no provision is made as to how such notice shall be given, it shall not be construed to mean that any such notice may be given (a) in person, (b) in writing, by mail, postage prepaid, addressed to such shareholder, director, or committee member at his address as it appears on the books of the Corporation or, in the case of a shareholder, the stock transfer records of the Corporation, (c) on consent of a shareholder, director, or committee member, by electronic transmission, or (d) by any other method permitted by law. Any notice required or permitted to be given by mail shall be deemed to be given at the time when the same be thus deposited, postage prepaid, in the United States mail as aforesaid. On consent of a shareholder, director or committee member, notice from the Corporation may be given to the shareholder, director or committee member by electronic transmission. The shareholder, director or committee member may specify the form of electronic transmission to be used to communicate notice. The shareholder, director or committee member may revoke this consent by written notice to the Corporation. The consent is deemed to be revoked if the Corporation is unable to deliver by electronic transmission two consecutive notices, and the person responsible for delivering notice on behalf of the Corporation knows that delivery of these two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of consent does not invalidate a meeting or other action. Notice by electronic transmission is deemed given when the notice is (i) transmitted to a facsimile number provided by the shareholder, director or committee member for the purpose of receiving notice; (ii) transmitted to an electronic mail address provided by the shareholder, director or committee member for the purpose of receiving notice; (iii) posted on an electronic network and a message is sent to the shareholder, director or committee member at the address provided by the shareholder, director or committee member for the purpose of alerting the shareholder, director or committee member by any other form of electronic transmission consented to by the shareholder, director or committee member.

Section 2. Waiver. Whenever under the provisions of the Act, the Articles of Incorporation or these Bylaws, any notice is required to be given to any director or shareholder of the Corporation, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, or a waiver by electronic transmission by the person entitled to notice, shall be deemed equivalent to the giving of such notice. The business to be transacted at a regular or special meeting of the shareholders, directors or members of a committee of directors or the purpose of a meeting is not required to be specified in a written waiver of notice or a waiver by electronic transmission unless required by the Articles of Incorporation.

Section 3. When Notice Unnecessary. Whenever, under the provisions of the Act, the Articles of Incorporation or these Bylaws, any notice is required to be given to any shareholder, such notice need not be given to the shareholder if:

(a) notice of two consecutive annual meetings and all notices of meetings held during the period between those annual meetings, if any, or

(b) all (but in no event less than two) payments (if sent by first class mail) of distributions or interest on securities during a 12-month period,

have been mailed to that person, addressed at his address as shown on the records of the Corporation, and have been returned undeliverable. Any action or meeting taken or held without notice to such a person shall have the same force and effect as if the notice had been duly given. If such a person delivers to the Corporation a written notice setting forth his then current address, the requirement that notice be given to that person shall be reinstated.

ARTICLE V

OFFICERS

Section 1. General. The elected officers of the Corporation shall be one or more Chief Executive Officers and/or a President and a Secretary. The Board of Directors may also elect or appoint such other officers, with or without such descriptive titles as the Board of Directors shall deem appropriate. Two or more offices may be held by the same person.

Section 2. Election. The Board of Directors shall elect the officers of the Corporation who shall serve at the discretion of the Board of Directors until such time as their successors are chosen and qualified. The Board of Directors may appoint such other officers and agents as it shall deem necessary and shall determine the salaries of all officers and agents from time to time. No officer need be a member of the Board of Directors except the Chairman of the

Board, if one be elected. Any officer elected or appointed by the Board of Directors may be removed, with or without cause, at any time by a majority vote of the whole Board. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 3. Chief Executive Officer. One or more Chief Executive Officer to the extent appointed by the Board of Directors shall be the Chief Executive Officer or the Co-Chief Executive Officers, as the case may be, of the Corporation and, subject to the provisions of these Bylaws, shall have general supervision of the affairs of the Corporation and shall have general and active control of all its business. Each such Chief Executive Offer shall have general authority to execute bonds, deeds and contracts in the name of the Corporation and affix the corporate seal thereto; to sign stock certificates; to cause the employment or appointment of such employees and agents of the Corporation as the proper conduct of operations may require, and to fix their compensation, subject to the provisions of these Bylaws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; to suspend for cause, pending final action by the authority which shall have elected or appointed him, any officer subordinate to the Chief Executive Officer(s); and, in general, to exercise all the powers and authority usually appertaining to the chief executive officer of a corporation, except as otherwise provided in these Bylaws.

Section 4. President. In the absence of a Chief Executive Officer, the President shall be the ranking and Chief Executive Officer of the Corporation, and shall have the duties and responsibilities, and the authority and power, of the Chief Executive Officer.

Section 5. Vice Presidents. Vice President shall perform such duties and have such other powers as the Board of Directors or the Chief Executive Officer(s) may from time to time prescribe.

Section 6. Secretary. The Secretary shall attend and record minutes of the proceedings of all meetings of the Board of Directors and any committees thereof and all meetings of the shareholders. The Secretary shall file the records of such meetings in one or more books to be kept for that purpose. The Secretary shall generally perform all the duties usually appertaining to the office of the secretary of a corporation.

Section 7. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, the Assistant Secretary, if any (or, if there be more than one, the Assistant Secretaries in the order designated or, in the absence of any designation, then in the order of their election), shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer(s) or the Secretary may from time to time prescribe.

ARTICLE VI

CERTIFICATES REPRESENTING SHARES

Section 1. Form of Certificates. The Corporation shall deliver certificates representing all shares to which shareholders are entitled. Certificates representing shares of the

Corporation shall be in such form as shall be approved and adopted by the Board of Directors and shall be numbered consecutively and entered in the share transfer records of the Corporation, or in the records of the Corporation's designated transfer agent, if any, as they are issued. Each certificate shall state on the face thereof that the Corporation is organized under the laws of the State of Texas, the name of the registered holder, the number and class of shares, and the designation of the series, if any, which said certificate represents, and either the par value of the shares or a statement that the shares are without par value. Each certificate shall also set forth on the back thereof a full or summary statement of matters required by the Act or the Articles of Incorporation to be described on certificates representing shares, and shall contain a conspicuous statement on the face thereof referring to the matters set forth on the back thereof. Certificates shall be signed by a Chief Executive Officer, President or any Vice President and the Secretary or any Assistant Secretary, and may be sealed with the seal of the Corporation. Either the seal of the Corporation or the signatures of the Corporation's officers or both may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on such certificate or certificates, shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation or its agents, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed the certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

Section 2. Lost Certificates. The Corporation may direct that a new certificate be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing the issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of the lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3. Transfer of Shares. Shares of stock shall be transferable only on the share transfer records of the Corporation by the holder thereof in person or by his duly authorized attorney. Subject to any restrictions on transfer set forth in the Articles of Incorporation, these Bylaws or any agreement among shareholders to which this Corporation is a party or has notice, upon surrender to the Corporation or to the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Registered Shareholders. Except as otherwise provided in the Act or other applicable Texas law, the Corporation shall be entitled to regard the person in whose name any shares issued by the Corporation are registered in the share transfer records of the Corporation at any particular time (including, without limitation, as of the record date fixed pursuant to Section 5 or Section 6 of Article II hereof) as the owner of those shares and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VII

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 1. <u>General</u>.

(a) The Corporation shall indemnify persons who are or were, at any time during which this Section 1 of Article VII is in effect (whether or not such person continued to serve in such capacity at the time the indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation both in their capacities as directors and officers of the Corporation and, if serving at the request of the Corporation as a director, officer, trustee, employee, agent or similar functionary of another foreign or domestic corporation, trust, partnership, joint venture, sole proprietorship, employee benefit plan or other enterprise, in each of those capacities, against any and all liability and judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses that may be incurred by them in connection with or resulting from (a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (b) an appeal in such an action, suit or proceeding, or (c) any inquiry or investigation that could lead to such an action, suit or proceeding, all to the full extent permitted by Article 2.02-1 of the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), and such indemnification shall continue as to a person who has ceased to be a director or officer or to serve in any of such other capacities and shall inure to the benefit of his or her heirs, executors and administrators.

(b) The Corporation shall indemnify persons who are or were, at any time during which this Section 1 of Article VII is in effect (whether or not such person continued to serve in such capacity at the time the indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), an employee or agent of the Corporation, or persons who are not or were not employees or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, trustee, employee, agent or similar functionary of another foreign or domestic corporation, trust, partnership, joint venture, sole proprietorship, employee benefit plan or other enterprise (collectively, along with the directors and officers of the Corporation, such persons are referred to herein as "Corporate Functionaries") against any and all liability and judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses that may be incurred by them in connection with or resulting from (i) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (ii) an appeal in such an action, suit or proceeding, or (iii) any inquiry or investigation that could lead to such an action, suit or proceeding, all to the full extent permitted by Article 2.02-1 of the Act, and the Corporation may indemnify such persons to the extent permitted by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), and such indemnification shall continue as to a person who has ceased to be a Corporate Functionary and shall inure to the benefit of his or her heirs, executors and administrators. Any director, officer, trustee, employees (but only those employees serving in an administrative capacity (A) as a fiduciary, (B) dealing with the Corporation's international, national or regional financial matters, or (C) handling international, national or regional Team Member Services matters), agent, or similar functionary of any of the Corporation's direct or indirect wholly-owned subsidiaries, shall be deemed to be serving in such capacity at the request of the Corporation.

(c) The rights to indemnification conferred in this Article VII shall include the right to be paid by the Corporation the reasonable expenses incurred in defending any such action, suit or proceeding, in advance of its final disposition (such advances to be paid by the Corporation within thirty (30) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time), to the maximum extent permitted by the Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader advancement rights than said law permitted the Corporation to provide prior to such amendment), subject only to such written affirmation or undertaking as may be required to be furnished by the claimant under the Act. The rights conferred upon Corporate Functionaries in this Article VII shall be contract rights that vest at the time of such person's service to or at the request of the Corporation and such rights shall continue as to any such person who has ceased to so serve and shall inure to the benefit of such person's heirs, executors and administrators. The rights conferred upon Corporate Functionaries in this Article VII shall be in addition to all rights to which any Corporate Functionary may be entitled under any agreement or vote of shareholders or as a matter of law or otherwise and cannot be terminated by the Corporation, the Board of Directors or the shareholders of the Corporation with respect to a person's service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Article VII that in any way diminishes, limits, restricts, adversely affects or eliminates any right of a Corporate Functionary or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

Section 2. Insurance. The Corporation may purchase or maintain insurance on behalf of any Corporate Functionary against any liability asserted against him and incurred by him in such a capacity or arising out of his status as a Corporate Functionary, whether or not the Corporation would have the power to indemnify him or her against the liability under the Act or these Bylaws; provided, however, that if the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the Corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the Corporation. Without limiting the power of the Corporation to procure or maintain any kind of insurance or arrangement, the Corporation may, for the benefit of persons indemnified by the Corporation, (i) create a trust fund, (ii) establish any form of self-insurance, (iii) secure its indemnification obligation by grant of any security interest or other lien on the assets of the Corporation, or (iv) establish a letter of credit, guaranty or surety arrangement. Any such insurance or other arrangement may be procured, maintained or established within the Corporation or its affiliates or with any insurer or other person deemed appropriate by the Board of Directors of the Corporation regardless of whether all or part of the stock or other securities thereof are owned in whole or in part by the Corporation. In the absence of fraud, the judgment of the Board of Directors of the Corporation as to the terms and conditions of such insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive, and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in approving such insurance or other arrangement shall be beneficiaries thereof.

ARTICLE VIII

GENERAL PROVISIONS

Section 1. Distributions and Share Dividends. Distributions or share dividends to the shareholders of the Corporation, subject to the provisions of the Act and the Articles of Incorporation and any agreements or obligations of the Corporation, if any, may be declared by the Board of Directors at any regular or special meeting. Distributions may be declared and paid in cash or in property, provided that all such declarations and payments of distributions, and all declarations and issuances of share dividends, shall be in strict compliance with all applicable laws and the Articles of Incorporation.

Section 2. Reserves. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the Board of Directors from time to time, in its discretion, deems proper to provide for contingencies, or to equalize distributions or share dividends, or to repair or maintain any property of the Corporation, or for such other proper purpose as the Board shall deem beneficial to the Corporation, and the Board may increase, decrease or abolish any reserve in the same manner in which it was created.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 4. Seal. The Corporation shall have a seal which may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced. Any officer of the Corporation shall have authority to affix the seal to any document requiring it.

Section 5. Resignation. Any director, officer or agent of the Corporation may resign by giving written notice to the President or the Secretary. The resignation shall take effect at the time specified therein, or immediately if no time is specified therein. Unless specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 6. Invalid Provisions. If any part of these bylaws is held invalid or inoperative for any reason, the remaining parts, so far as is possible and reasonable, shall remain valid and operative.

Section 7. Headings. The headings used in these bylaws are for convenience only and do not constitute matter to be construed in the interpretation of these bylaws.

ARTICLE IX

AMENDMENTS TO BYLAWS

Unless otherwise provided by the Articles of Incorporation or a bylaw adopted by the shareholders of the Corporation, these Bylaws may be amended or repealed, or new Bylaws or Bylaw provisions may be adopted, at any meeting of the shareholders of the Corporation or of the Board of Directors at which a quorum is present, by the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for or against, the amendment or by the affirmative vote of a majority of the directors present at such meeting, as the case may be.

Exhibit C

From: Lynn, David M
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Albert Percival (CE CEN); Melissa Peterson (CE CEN)
Subject: Shareholder Proposal Notice
Date: Monday, September 26, 2016 7:41:02 PM
Attachments: Whole Foods Market - Notice of Deficiency (09 26 2016).pdf

---

Mr. Chevedden,

On behalf of Whole Foods Market, Inc., please find attached a notice under Rule 14a-8(f) relating to a proposal submitted to the company by James McRitchie. The proposal is captioned as follows: "Shareholder Proxy Access Amendment."

Please follow the instructions within the notice regarding your response.

Thank you,

David Lynn
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW | Washington, DC 20006-1888
P: +1 (202) 887.1563 | F: +1 (202) 785.7530 | C: +1 (443) 528.7937
DLynn@mofo.com | www.mofo.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

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LOS ANGELES, NEW YORK,
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SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 887-1563
DLynn@mofo.com

September 26, 2016

VIA OVERNIGHT DELIVERY AND EMAIL: *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: James McRitchie Shareholder Proposal

Dear Mr. Chevedden:

On September 12, 2016, Whole Foods Market, Inc. (referred to herein as "we" or "the Company") received a letter from James McRitchie (the "Proponent") requesting that the proposals (the "Proposals") be included in the proxy materials for the Company's 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting"). This letter is being delivered to your attention because the Proponent named you in his cover letter to act as his proxy regarding the Proposals, and indicated that all communications regarding the Proposals should be directed to you. These Proposals are governed by Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8"), which sets forth the eligibility and procedural requirements for submitting shareholder proposals to the Company, as well as thirteen substantive bases under which companies may exclude shareholder proposals. We have included a complete copy of Rule 14a-8 with this letter for your reference.

Based on our review of the information provided in the Proponent's letter, our records, and regulatory materials, we are unable to conclude that the Proposals meet the requirements of Rule 14a-8. The Proposals contain certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Unless the deficiencies described below can be remedied in the proper time frame, as discussed below, the Company will be entitled to exclude the Proposals from its proxy materials for the 2017 Annual Meeting.

No More Than One Proposal

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposals contain more than one shareholder proposal. Specifically, we believe that each of the three enumerated paragraphs of your Proposals constitute separate proposals. To remedy this deficiency, we believe that Rule 14a-8(c) requires you to withdraw two of the proposals and submit which of the three proposals you seek to include in the proxy materials for the 2017 Annual Meeting.

In order for the Proponent to be eligible as a proponent of these Proposals, Rule 14a-8(f) requires that your response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. To correct the procedural deficiency under Rule 14a-8(c), you can indicate which single proposal you would like to submit (the "Revised Proposal") and the two proposals you would like to withdraw. Please address any response to me. Alternatively, you may transmit any response by facsimile to me at (202) 785-7530 or by e-mail at dlynn@mofo.com. Once we receive your response, we will be in a position to determine whether the Revised Proposal is eligible for inclusion in the proxy materials for the 2017 Annual Meeting. The Company reserves the right to submit a no-action request to the Staff of the SEC, as appropriate, with respect to your submission.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (202) 887-1563.

Sincerely,

David M. Lynn
of Morrison & Foerster LLP

Enclosures: Rule 14a-8

cc: Albert Percival, Whole Foods Market, Inc.
Melissa Peterson, Whole Foods Market, Inc.

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.